EXHIBIT 65

                           OLIMIPIA SPA PRESS RELEASE

            o INCREASE IN SHARE CAPITAL OF 2 BILLION EUROS APPROVED

              o RESOURCES FROM THE CAPITAL INCREASE TO BE USED TO
                      ENHANCE INVESTMENT IN TELECOM ITALIA

Milan, December 7, 2004 - The Board of Directors of Olimpia SpA, in their meeting held today, have expressed their approval of the announced integration of Telecom Italia SpA and Telecom Italia Mobile SpA.

The Board has therefore resolved to recommend that the Shareholders' General Meeting in an extraordinary session approve an increase in share capital of up to 2 billion euros on a par value basis (at one euro per share).

The resources from the capital increase are to be used to increase investment in Telecom Italia, in order to continue to hold a qualified percentage in the company even after the merger. The transaction will also enable Olimpia to reduce the average book value of the shares.

Pirelli & C. SpA and H.O.P.A. have immediately expressed their intention to participate in the increase in share capital (50.4% and 16%, respectively). Edizione Finance International S.A., which approved the plan, will announce its decision before the General Shareholders' Meeting. Pirelli & C. SpA has also made a commitment to underwrite the shares of shareholding banks that have not been subscribed by the banks.